FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

 13 January 2023

HSBC HOLDINGS PLC
NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of:

(i) AUD650,000,000 Floating Rate Notes due February 2024
ISIN Code: XS1718418285
(the 'Series 34 Notes')
and
(ii) AUD350,000,000 Fixed to Floating Rate Notes due February 2024
ISIN Code: XS1718476994
(the 'Series 35 Notes' and together with the Series 34 Notes, the 'Notes')

Notice is hereby irrevocably given to:

(i)   the holders of the Series 34 Notes (the 'Series 34 Noteholders') that, pursuant to Condition 6(c) (Redemption at the Option of the Issuer) of the terms and conditions of the Series 34 Notes and paragraph 16 (Issuer's optional redemption (Call): Condition 6(c)) of the pricing supplement dated 14 November 2017 relating to the Series 34 Notes (the 'Series 34 Pricing Supplement'), on the Interest Payment Date (as defined in the Series 34 Pricing Supplement) falling in February 2023 (expected to be 16 February 2023) (the 'Series 34 Redemption Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Series 34 Notes at AUD1,000 per Calculation Amount (as defined in the  Series 34 Pricing Supplement), together with accrued but unpaid interest from (and including) the Interest Payment Date falling in November 2022 to (but excluding) the Series 34 Redemption Date; and

(ii)   the holders of the Series 35 Notes (the 'Series 35 Noteholders' and, together with the Series 34 Noteholders, the 'Noteholders') that, pursuant to Condition 6(c) (Redemption at the Option of the Issuer) of the terms and conditions of the Series 35 Notes and paragraph 16 (Issuer's optional redemption (Call): Condition 6(c)) of the pricing supplement dated 14 November 2017 relating to the Series 35 Notes (the 'Series 35 Pricing Supplement'), on 16 February 2023 (the 'Series 35 Redemption Date') HSBC Holdings plc will exercise its option to redeem all of the outstanding Series 35 Notes at AUD1,000 per Calculation Amount (as defined in the Series 35 Pricing Supplement), together with accrued but unpaid interest from (and including) the 16 August 2022 to (but excluding) the Series 35 Redemption Date.

Noteholders should look to the relevant clearing systems through which their Notes are held for repayment.

The listing of the Notes on the Official List of the Financial Conduct Authority and the admission of the Notes to trading on the Main Market of the London Stock Exchange plc will be cancelled on, or shortly after, 17 February 2023.

Investor enquiries to:
Greg Case                            +44 (0) 20 7992 3825                   investorrelations@hsbc.com

Media enquiries to:
Gillian James                       +44 (0) 20 7992 0516                   gillian.james@hsbcib.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, the Middle East and North Africa. With assets of US$2,992bn at 30 September 2022, HSBC is one of the world's largest banking and financial services organisations.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 January 2023